YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

ADS-TEC ENERGY PLC

CEDE & CO
570 WASHINGTON BLVD
JERSEY CITY NJ 07310-1617

Annual Meeting of Shareholders

November 30, 2022
Wednesday
10:00 a.m. local time

This Proxy is Solicited On Behalf Of The Board Of Directors

E652ORDA 20,039,390

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

THE BOARD OF DIRECTORS OF ADS-TEC ENERGY PLC RECOMMENDS A VOTE "FOR" ALL PROPOSALS.

1. **Proposal 1 – Re-election of Joseph Brancato for a three-year term.** FOR ☐ AGAINST ☐ ABSTAIN ☐
In accordance with the provisions of Article 158.4 of the Company's Articles of Association, Mr Joseph Brancato is required to retire by rotation at the AGM and, being eligible, he is offering himself for re-election as a Class I Director. The performance of the aforementioned Director has been formally evaluated and the Board considers that his performance continues to be effective and he demonstrates commitment to his role as a Director.

2. **Proposal 2 - To acknowledge the re-appointment of the statutory auditors.** FOR ☐ AGAINST ☐ ABSTAIN ☐
This item is on the agenda to allow the shareholders to acknowledge the re-appointment of the statutory auditors BDO AG Wirtschaftsprüfungsgesellschaft. This item is being put forward as a non-binding advisory proposal because, under the Companies Act 2014, the re-appointment of the auditors is automatic unless they resign or a proposal is put forward to remove them.

3. **Proposal 3 – To authorise the Directors to fix the remuneration of the statutory auditors.** FOR ☐ AGAINST ☐ ABSTAIN ☐
This is a proposal authorising the Board to fix the remuneration of the statutory auditors in line with agreed terms of engagement as approved by the Audit Committee.

5

CONTROL NUMBER
0408-0409-0100

Signature____________________ **Signature, if held jointly**____________________ **Date**__________ **2022.**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

ADS-TEC ENERGY PLC

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned shareholder hereby appoints [____________] and [____________], and each of them, with full power of substitution and revocation, to vote on behalf of the undersigned all shares of common stock of Ads-Tec Energy PLC, which the undersigned is entitled to vote at the annual meeting of shareholders to be held on Wednesday, November 30, 2022 or any adjournments thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ALL PROPOSALS, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

(Continued and to be marked, dated and signed on reverse side)